

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2021

Jonathan E. Lim, M.D.
Chief Executive Officer
Erasca, Inc.
10835 Road to the Cure, Suite 140
San Diego, CA 92121

      Re: **Erasca, Inc.**
              Registration Statement on Form S-1
              Exhibit Nos. 10.18, 10.19, 10.20, 10.21, 10.22, 10.23, 10.24, 10.25 and 10.26
              Filed June 25, 2021
              File No. 333-257436

Dear Dr. Lim:

     We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                          Sincerely,

                          Division of Corporation Finance